Filed Pursuant to Rule 433
Registration No. 333-56878
N E W S     R E L E A S E

Investor Contacts:

Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Li Chuen Lim (65) 6360.4060 lclim@charteredsemi.com
Media Contacts:
Chartered U.S: Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Chartered Singapore: Maggie Tan (65) 6360.4705 maggietan@charteredsemi.com
CHARTERED ANNOUNCES REFINANCING PLAN TO REDUCE INTEREST COST
AND REPLACES EXISTING OPTION TRANSACTION
SINGAPORE — March 29, 2006 — Today, Chartered Semiconductor Manufacturing Ltd (Nasdaq: CHRT and SGX-ST: CHARTERED) announced its plan to prepay US$300 million principal amount of its existing bank loans through a public offering of senior notes due in 2013 (the “Senior Notes”). Concurrently, but separate from the Senior Notes offering, Chartered has replaced the call option transaction that it had entered into in August 2004, which was due to expire on April 2, 2006 (the “2004 Option”), with a new call option transaction (the “2006 Option”) for the same number of Chartered ordinary shares.
“Chartered strives to be proactive in managing its finances, and both of the transactions we announced today are in line with that strategy,” said George Thomas, senior vice president & CFO of Chartered.
“The Senior Notes satisfy Chartered’s following corporate finance objectives: first, we will be able to refinance the bank loans at better terms, thereby lowering the average cost of our debt; and second, the Senior Notes allow us to term out our debt maturity profile, consistent with the five and 10-year notes that Chartered issued in August 2005, due in 2010 and 2015 respectively.
“Separately, the new 2006 Option, if exercised in full at the S$2.15 strike price and physically settled, will enable Chartered to receive approximately US$285 million1 that could be used for repayment of debt and general corporate purposes. This will further improve our debt to equity ratio and strengthen

[1] Based on the exchange rate as of March 27, 2006 of S$1.62 per US$1.00.

our capital structure. This option transaction will not increase our debt level or interest expense, nor lead to additional dilution to our shareholders beyond what was originally contemplated under the 2004 Option,” concluded Thomas.
Refinancing Plan
The Senior Notes offering is expected to raise approximately US$300 million and is expected to consist of one tranche with a seven-year maturity. Under the refinancing plan, the net proceeds from the issuance of the Senior Notes will be used to prepay US$300 million in principal amount of Chartered’s outstanding bank loans.
The Senior Notes will constitute senior, unsecured obligations of Chartered and pay interest semi-annually. Chartered intends to offer and sell the Senior Notes pursuant to its effective shelf registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) in March 2001. The offering will be subject to customary closing conditions. Chartered has obtained in-principle approval from the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”) for the listing and quotation of the Senior Notes.2 Goldman Sachs (Singapore) Pte. will be the sole book runner and lead manager of the Senior Notes offering.
Option Transaction
Under the 2006 Option, the counterparty is entitled to purchase up to 214.8 million of new Chartered ordinary shares at a price of S$2.15 per share, representing a premium of approximately 48.3% to the closing price per share of S$1.45 as quoted on the Singapore Exchange on March 28, 2006. In the first year, on the first occasion that the closing price of Chartered’s ordinary shares is equal to or higher than S$1.75 on each of any 20 business days in any consecutive 30 business-day period, Chartered will have the right to terminate the 2006 Option early in whole or in part. If Chartered elects to do so, the counterparty will have the right but not the obligation during the following 30 business days to buy new Chartered ordinary shares up to the amount terminated early at S$1.60 per share. If Chartered elects not to terminate any part of the 2006 Option or only terminates it in part, the 2006 Option (or the remaining portion) will continue under its terms. In addition, the 2006 Option has a “soft call” feature from the

[2] The Singapore Exchange assumes no responsibility for the correctness of any of the statements made or opinions expressed in this press release. In-principle approval from the Singapore Exchange for the listing and quotation of the Senior Notes and admission of the Senior Notes to the Official List of the Singapore Exchange is not to be taken as an indication of the merits of Chartered or the Senior Notes.

second year that will also allow Chartered to terminate the transaction early, in whole or in part, if the closing price of Chartered’s ordinary shares is equal to or higher than S$2.6875 (equivalent to 125% of the S$2.15 strike price) on each of any 20 business days in any consecutive 30 business-day period. Should Chartered exercise this right, the counterparty will be required to buy the number of new Chartered ordinary shares relating to the terminated portion of the 2006 Option at S$2.15 per share.
Under the terms of the 2006 Option, Chartered has the right in all cases either to issue shares to the counterparty upon exercise or to cash settle the transaction. If not terminated early, the 2006 Option expires on March 29, 2011. The counterparty for the 2006 Option is the trading division of Goldman Sachs International, which was also the counterparty for the 2004 Option.
Restrictions on ADS Program
Chartered’s sale of the 2006 Option to the counterparty was made in reliance on Regulation S under the U.S. Securities Act of 1933, as amended. In order to ensure that the requirements for Regulation S under the Securities Act are satisfied for the sale of the 2006 Option, all holders of our ordinary shares who wish to make deposits into our ADS facility during the period commencing on March 29, 2006 and ending on May 9, 2006 (unless such period is extended as described below) will be required to submit to the ADS depositary a certification in connection with such deposit. The ADS depositary will provide the form of the certification and will require each depositor to certify that:
•	The beneficial owner of the ordinary shares to be deposited is not an affiliate of us or acting on behalf of us, our affiliates or the counterparty; and

•	The ordinary shares being deposited were acquired by such beneficial owner prior to March 29, 2006.
We may extend the certification period or impose new certification periods upon exercise of the 2006 Option by the counterparty from time to time by notice to the ADS depositary if we determine that it is necessary or advisable for us to do so to comply with U.S. law. We will publicly announce any such extension or new certification periods. For purposes of the foregoing, a “beneficial owner” of an ordinary share means any person or entity having a beneficial interest deriving from the ownership of the ordinary share.

Important Disclosure
This press release does not constitute an offer of any securities for sale. The Senior Notes may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended, which registration has been effected, and any public offering of the senior notes to be made in the United States will be made by means of a prospectus that may be obtained from Chartered, and will contain or incorporate by reference detailed information about Chartered and its management as well as financial statements of Chartered.
Chartered has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling +1-866-471-2526.
Webcast Conference Call Today
Chia Song Hwee, Chartered’s president & CEO, and George Thomas will host a conference call to discuss these transactions today, March 29, 2006, at 9:00 a.m. Singapore time (US time 5:00 p.m. PT/8:00 p.m. ET, March 28, 2006). A live webcast of the conference call will be available to all interested parties on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.
About Chartered
Chartered Semiconductor Manufacturing, (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 65 nanometer (nm), enabling today’s system-on-chip designs. The company further serves the needs of customers through its collaborative, joint development approach on a technology roadmap that extends to 45nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement methodologies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and four 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our strategy to manage our funding needs and capital structure, are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in the capital market and interest rates; changes in semiconductor market and trends specifically in the foundry services and communications sector and the economic conditions in the United States as well as globally. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. References to “US$” are to the lawful currency of the United States of America and references to “S$” are to the lawful currency of the Republic of Singapore.
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